Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, New York 10019-6022 United States

Direct line +1 212 318 3168
Rajiv.khanna@nortonrosefulbright.com

Tel +1 212 318 3000
Fax +1 212 318 3400

August 1, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Isabel Rivera

Dorrie Yale

Re:	Crown Reserve Acquisition Corp. I

Amendment No. 3 to Registration Statement on Form S-1

Filed July 16, 2025

File No. 333-287674

SEC Comment Letter dated July 24, 2025

Dear Ms. Rivera and Ms. Yale:

On behalf of Crown Reserve Acquisition Corp. I (the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 4 (including certain exhibits) (“Amendment No. 4”) to the Registrant’s above-referenced Amendments No. 1, 2, and 3 to Registration Statement on Form S-1 (collectively, the “Registration Statement”). This letter and Amendment No. 4 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated July 24, 2025 (the “Comment Letter”), and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 4.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

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Ms. Rivera and Ms. Yale

Securities and Exchange Commission

August 1, 2025

Amendment No. 3 to Form S-1

Summary

Previous SPAC Experience, page 5

1.	We note your revised disclosure in response to prior comment 8, but we note that your statements continue to refer to outdated information. Please further revise to remove outdated listing information with respect to references to exchanges and ticker symbols. In this regard, as one example only, we note that the information relating to OceanTech Acquisitions I Corp. does not appear current, and we also note that the ticker symbol and/or exchange you have listed for some companies do not appear to be correct.

Response: We have revised disclosures throughout Amendment No. 4 to remove outdated references to exchanges and ticker symbols to be responsive to the Staff’s comments.

Risk Factors

If we seek shareholder approval of our initial business combination . . ., page 48

2.	We acknowledge your revised disclosures in response to prior comment 15. However, your revised disclosure here, and elsewhere in your prospectus, states that assuming that only the holders of one-half of your issued and outstanding ordinary shares, representing a quorum under your amended and restated memorandum and articles of association, vote their ordinary shares at an extraordinary general meeting, you will need approximately 5.6% of the 15,000,000 public shares sold in this offering to approve the initial business combination, in addition to the shares held by insiders. However, you also have a similar statement indicating that you would need 16.3% of such shares. Please revise to clarify or otherwise reconcile your statements. In addition, please revise to clarify whether SAP is required to vote the SAP shares to approve the initial business combination and whether your calculations include such shares.

Response: We have revised disclosures on pages 20, 48, 153, and 155 of Amendment No. 4 to be responsive to the Staff’s comments.

Dilution, page 89

3.	We note your response to our prior comment 19 and revised disclosure confirming that redemptions in connection with a business combination cannot cause your net tangible assets to fall below $5,000,001, thereby capping the maximum redemptions permitted. Please amend your tabular dilution disclosure to present dilution at quartile intervals based on percentages of your maximum redemption threshold, and not based on absolute percentages of shares issued in connection with your offering (e.g., 25% of maximum redemption, not 25% of public offering). Refer to Item 1602(a)(4) of Regulation S-K. In addition, update such amounts throughout your prospectus accordingly.

Response: We have revised the disclosures on the cover page and pages 89 and 90 of Amendment No. 4 to be responsive to the Staff’s comments.

Ms. Rivera and Ms. Yale

Securities and Exchange Commission

August 1, 2025

Management, page 132

4.	We note your response to prior comment 20. Please further revise your disclosures to ensure compliance with Item 401(e) of Regulation S-K. For example, please clarify your disclosures regarding Eric Sherb to disclose the business experience, principal occupations, and employment during each of the past five years, including dates and duration of employment. We also note that Avinash Wadhwani does not currently appear to be a director of Semper Paratus Acquisition Corporation (now doing business as Tevogen Bio since its initial business combination).

Response: The Company has revised the disclosures regarding the directors of the Company starting on pages 3, 99, 132, and 141 of Amendment No. 4 to be responsive to the Staff’s comments.

Underwriting, page 179

5.	We note your revised disclosure in response to prior comment 29 and re-issue, as it does not appear that you have revised your underwriter's compensation table to include the SAP units. Please revise the table to include such units, or advise. See Item 508(e) of Regulation S-K.

Response: We have revised the underwriter’s compensation table to include the SAP units on page 179 of Amendment No. 4.

Financial Statements

Notes to Financial Statements

Note 4 - Related Party Transactions Promissory Note - Related Party, page F-13

6.	Please tell us why you have updated the estimated amount of offering expenses to $500,000, and address why such amount differs from the estimated amount of such expenses totaling $580,000 as disclosed elsewhere throughout your prospectus.

Response: We have revised the disclosure of the estimated amount of offering expenses to $745,000 throughout Amendment No. 4 to ensure consistency with the Company’s updated expectations regarding expenses.

Exhibit 23.1, page II-2

7.	Please amend your prospectus to provide a currently dated consent from your independent registered public accounting firm.

Response: We have included a currently dated consent from RBSM LLP, the Company’s independent registered public accounting firm, as Exhibit 23.1 to Amendment No. 4.

* * *

Ms. Rivera and Ms. Yale

Securities and Exchange Commission

August 1, 2025

We hope that the foregoing has been helpful to the Staff’s understanding of the Company’s disclosure and that the disclosure modifications in Amendment No. 4 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Prashant Patel (Crown Reserve Acquisition Corp. I)